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A Registered Limited Liability Partnership
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New York, New York 10103-3198
www.fulbright.com

ngold@fulbright.com Direct Dial: (212) 318-3022	Telephone: Facsimile:	(212) 318-3000 (212) 318-3400

August 11, 2010

VIA EDGAR

Brandon A. Hill, Esq.
Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AudioCodes Ltd. Form 20-F for Fiscal Year Ended December 31, 2009 Filed June 29, 2010 File No. 000-30070

Dear Mr. Hill:

This letter confirms that AudioCodes Ltd. has requested an extension until September 15, 2010 to respond to the Staff’s comment letter, dated August 9, 2010, and that the Staff has granted this extension.

Very truly yours,
/s/ NEIL GOLD
Neil Gold

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